Baytex Energy Corp.
Q1 2016 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
Dated May 2, 2016

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months ended March 31, 2016 ("Q1/2016"). This information is provided as of May 2, 2016. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The Q1/2016 results have been compared with the three months ended March 31, 2015 ("Q1/2015"). This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months ended March 31, 2016, its audited comparative consolidated financial statements for the years ended December 31, 2015 and 2014, together with the accompanying notes and its Annual Information Form for the year ended December 31, 2015. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, net debt, operating netback and Bank EBITDA) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, net debt and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

The Company considers funds from operations ("FFO") a key measure that provides a more complete understanding of our results of operations and financial performance, including our ability to generate funds for capital investments, debt repayment and potential dividends. However, funds from operations should not be construed as an alternative to performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income (loss).

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure).

	Three Months Ended March 31
($ thousands)	2016	2015
Cash flow from operating activities	$64,353	$187,900
Change in non-cash working capital	(20,409)	(32,125)
Asset retirement expenditures	1,701	4,446
Funds from operations	$45,645	$160,221

Baytex Energy Corp.
Q1 2016 MD&A    Page 2

Net Debt

We believe that net debt assists in providing a more complete understanding of our financial position.

The following table summarizes our net debt at March 31, 2016 and December 31, 2015.

($ thousands)	March 31, 2016	December 31, 2015
Bank loan(1)	$290,465	$256,749
Long-term notes(1)	1,540,546	1,623,658
Working capital deficiency(2)(3)	150,332	169,498
Net debt	$1,981,343	$2,049,905

(1)	Principal amount of instruments.

(2)	Working capital is current assets less current liabilities (excluding current financial derivatives).

(3)
In the oil and gas industry, it is not unusual to have a working capital deficiency as accounts receivable arising from sales of production are usually settled within one or two months but accounts payable related to capital and operating expenditures are usually settled over a longer time span (often two to four months) due to vendor billing cycles and internal approval processes.

Operating Netback

We define operating netback as oil and natural gas revenue, less royalties, operating expenses and transportation expenses. Operating netback per boe is the operating netback divided by barrels of oil equivalent production volume for the applicable period. We believe that this measure assists in assessing our ability to generate cash margin on a unit of production basis.

Bank EBITDA

Bank EBITDA is used to assess compliance with certain financial covenants.

The following table reconciles net income (loss) to Bank EBITDA.

	Three Months Ended March 31
($ thousands)	2016	2015
Net income (loss)	$607	$(175,916)
Plus:
Financing and interest	29,053	29,410
Unrealized foreign exchange (gain) loss	(86,801)	101,316
Unrealized financial derivatives loss	30,123	88,172
Current income tax (recovery) expense	(1,442)	16,935
Deferred income tax (recovery)	(48,122)	(41,682)
Depletion and depreciation	141,671	174,127
Non-cash items(1)	5,925	12,209
Bank EBITDA	$71,014	$204,571
(1) Non-cash items include share-based compensation, exploration and evaluation expense and gain (loss) on divestiture of oil and gas properties.

Baytex Energy Corp.
Q1 2016 MD&A    Page 3

FIRST QUARTER HIGHLIGHTS

The price of West Texas Intermediate light oil ("WTI") reached its lowest point in 13 years in February of 2016 as commodity prices continued to slide during the first half of Q1/2016. Continued oversupply combined with elevated crude oil storage levels weighed on the market with WTI averaging US$33.45/bbl in Q1/2016 compared to US$42.18/bbl in Q4/2015 and US$48.64/bbl in Q1/2015. With the further decrease in commodity prices and the belief that prices will stay "lower for longer", we took several steps to protect our liquidity. We reduced our 2016 exploration and development capital budget by 33% to a range of $225 to $265 million, shut-in approximately 7,500 bbl/d of low or negative margin production throughout the quarter and renegotiated our credit facilities with our banking syndicate.

Production averaged 75,776 boe/d during Q1/2016, representing a 16% reduction from Q1/2015 mainly due to the low or negative margin production being shut-in combined with declining production in Canada resulting from minimal capital investment over the past 15 months. U.S. production averaged 41,067 boe/d for Q1/2016, largely unchanged from 41,076 boe/d in Q1/2015. Canadian production averaged 34,709 boe/d for Q1/2016, a decrease of 30% from Q1/2015.

Funds from operations for Q1/2016 was $45.6 million ($0.22 per basic and diluted share) compared to $160.2 million ($0.95 per basic and diluted share) in Q1/2015. The decrease in FFO was directly attributable to lower commodity prices and lower production volumes in Canada as well as lower realized financial derivatives gain.

Capital expenditures, in response to lower commodity prices, were $81.7 million during Q1/2016, representing a decrease of $65.7 million from the $147.4 million spent in Q1/2015. Capital spending focused on our Eagle Ford assets with 94% of total capital being deployed in the U.S. Spending in the U.S. totaled $76.8 million in Q1/2016 where we drilled 12.5 net wells, completed 9.4 net wells and brought 10.2 net wells on-stream. Activity in Canada was significantly reduced in Q1/2016 as we drilled 1.0 net well and spent $4.9 million compared to 9.1 net wells and $21.3 million in Q1/2015.

At the end of Q1/2016, we amended our credit facilities to provide increased financial flexibility. The amendments include reducing our credit facilities to US$575 million, granting our bank lending syndicate first priority security with respect to our assets and restructuring our financial covenants. At March 31, 2016, we were in compliance with all of our financial covenants and $290.5 million was drawn on the facilities leaving approximately $455.0 million in undrawn credit capacity.

RESULTS OF OPERATIONS

The Canadian division includes the heavy oil assets in Peace River and Lloydminster and the conventional oil and natural gas assets in Western Canada. The U.S. division includes the Eagle Ford assets in Texas.

Production

	Three Months Ended March 31
	2016			2015
Daily Production	Canada	U.S.	Total	Canada	U.S.	Total
Liquids (bbl/d)
Heavy oil	24,807	—	24,807	39,226	—	39,226
Light oil and condensate	1,566	22,923	24,489	2,091	25,965	28,056
NGL	1,335	8,774	10,109	1,239	6,985	8,224
Total liquids (bbl/d)	27,708	31,697	59,405	42,556	32,950	75,506
Natural gas (mcf/d)	42,003	56,217	98,220	42,255	48,755	91,010
Total production (boe/d)	34,709	41,067	75,776	49,599	41,076	90,675

Production Mix
Heavy oil	71%	—%	33%	79%	—%	43%
Light oil and condensate	5%	56%	32%	4%	63%	31%
NGL	4%	21%	13%	3%	17%	9%
Natural gas	20%	23%	22%	14%	20%	17%

Production for Q1/2016 averaged 75,776 boe/d, a 16% decrease from Q1/2015. Canadian production of 34,709 boe/d decreased 30%, or 14,890 boe/d, from Q1/2015 as we shut-in 7,500 boe/d of low or negative margin production throughout the quarter. The shut in volumes reduced average production in the quarter by approximately 5,000 boe/d, with the remainder due to natural declines from reduced capital spending. U.S. production averaged 41,067 boe/d in Q1/2016 and was relatively unchanged from Q1/2015 with continued capital investment in the Eagle Ford offsetting the production declines.

Baytex Energy Corp.
Q1 2016 MD&A    Page 4

Commodity Prices

The prices received for our crude oil and natural gas production directly impact our earnings, funds from operations and our financial position.
Crude Oil
For Q1/2016, the WTI oil prompt averaged US$33.45/bbl, a 31% decrease from the average WTI price of US$48.64/bbl in Q1/2015. The low prices experienced during Q1/2016, as compared to Q1/2015, were due to continued oversupply of crude oil and on-going concerns due to the high levels of storage and potential capacity concerns.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged US$14.23/bbl for Q1/2016 as compared to US$14.73/bbl in Q1/2015. The improvement in the nominal differential was due to increased pipeline capacity from Canada to the U.S. Gulf Coast, which allows WCS pricing to achieve pipeline equivalency with the large waterborne Gulf Coast refinery market.

Natural Gas
For Q1/2016, the AECO natural gas prices averaged $2.11/mcf, a 28% decrease compared to $2.95/mcf in Q1/2015. For Q1/2016, the NYMEX natural gas price averaged US$2.09/mmbtu, a 30% decrease compared to US$2.98/mmbtu in Q1/2015. The decrease in natural gas prices on both indices between periods was driven by historically high production levels and extremely weak weather related demand.

The following table compares selected benchmark prices and our average realized selling prices for Q1/2016 and Q1/2015.

	Three Months Ended March 31
	2016	2015	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	33.45	48.64	(31)%
WCS heavy oil (US$/bbl)(2)	19.22	33.91	(43)%
LLS oil (US$/bbl)(3)	33.24	50.55	(34)%
CAD/USD average exchange rate	1.3748	1.2308	12%
Edmonton par oil ($/bbl)	40.80	51.94	(21)%
AECO natural gas price ($/mcf)(4)	2.11	2.95	(28)%
NYMEX natural gas price (US$/mmbtu)(5)	2.09	2.98	(30)%

(1)	WTI refers to the arithmetic average of NYMEX prompt month WTI for the applicable period.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	LLS refers to the Argus trade month average for Louisiana Light Sweet oil.

(4)	AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter ("CGPR").

(5)	NYMEX refers to the NYMEX last day average index price as published by the CGPR.

	Three Months Ended March 31
	2016			2015
	Canada	U.S.	Total	Canada	U.S.	Total
Average Sales Prices(1)
Canadian heavy oil ($/bbl)(2)	$12.54	$—	$12.54	$28.57	$—	$28.57
Light oil and condensate ($/bbl)	35.89	38.11	37.97	47.84	52.70	52.34
NGL ($/bbl)	16.91	18.60	18.38	24.18	18.49	19.35
Natural gas ($/mcf)	1.91	2.76	2.40	2.68	3.69	3.22
Weighted average ($/boe)(2)	$13.55	$29.02	$21.93	$27.50	$40.84	$33.54

(1)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

(2)	Realized heavy oil prices are calculated based on sales volumes, net of blending costs.

Baytex Energy Corp.
Q1 2016 MD&A    Page 5

Average Realized Sales Prices

U.S. light oil and condensate pricing for Q1/2016 was $38.11/bbl, down 28% from $52.70/bbl in Q1/2015, which is consistent with a 27% decrease in the LLS benchmark (expressed in Canadian dollars). During Q1/2016, our Canadian average sales price for light oil and condensate was $35.89/bbl, down 25% from $47.84/bbl in Q1/2015 compared to a 21% decrease in the benchmark Edmonton par price. Our Canadian realized price decreased more than the benchmark as a higher percentage of our Canadian light oil was a lower grade crude than in Q1/2015 which has increased the discount from the benchmark.

Our realized heavy oil priced for Q1/2016 was $12.54/bbl compared to $28.57/bbl received in Q1/2015. The 56% decrease in realized price was more than the 43% decrease in WCS price as the Company's heavy oil is generally sold at a fixed dollar differential to the WCS benchmark price.

Our realized natural gas price for Q1/2016 was $2.40/mcf, down 25% from $3.22/mcf in Q1/2015. This 25% decrease is in line with the decreases in the AECO and NYMEX benchmarks during these periods.

Our realized NGL price was $18.38/bbl or 40% of WTI (expressed in Canadian dollars) in Q1/2016 compared to $19.35/bbl or 32% of WTI (expressed in Canadian dollars) in Q1/2015. Our realized NGL price has increased in the U.S. in 2016 as the terms of certain post-production NGL processing arrangements in the Eagle Ford were changed, which increased both revenues and operating expenses.

Gross Revenues

	Three Months Ended March 31
	2016			2015
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenue
Heavy oil	$28,308	$—	$28,308	$100,856	$—	$100,856
Light oil and condensate	5,114	79,505	84,619	9,001	123,156	132,157
NGL	2,055	14,849	16,904	2,697	11,625	14,322
Total liquids revenue	35,477	94,354	129,831	112,554	134,781	247,335
Natural gas revenue	7,312	14,096	21,408	10,186	16,190	26,376
Total oil and natural gas revenue	42,789	108,450	151,239	122,740	150,971	273,711
Heavy oil blending revenue	2,359	—	2,359	9,673	—	9,673
Total petroleum and natural gas revenues	$45,148	$108,450	$153,598	$132,413	$150,971	$283,384

Total petroleum and natural gas revenues for Q1/2016 of $153.6 million decreased $129.8 million from Q1/2015 with lower commodity prices contributing $80.4 million of the decrease and the remaining $49.4 million from lower production volumes. In Canada, petroleum and natural gas revenues for Q1/2016 totaled $45.1 million, representing a decrease of $87.3 million compared to Q1/2015 with the decrease resulting from lower realized prices and lower production volumes. Petroleum and natural gas revenues of $108.5 million in the U.S. decreased $42.5 million from the prior period due to a decrease in realized prices on all products.

Heavy oil blending revenue of $2.4 million for Q1/2016 decreased $7.3 million compared to Q1/2015. Heavy oil blending revenue decreased as the Company sold less diluent with the decrease in heavy oil production within Canada. Heavy oil transported through pipelines requires blending to reduce its viscosity in order to meet pipeline specifications. The cost of blending diluent is recovered in the sale price of the blended product. Our heavy oil transported by rail does not require blending diluent. The purchases and sales of blending diluent are recorded as heavy oil blending expense and revenue, respectively.

Baytex Energy Corp.
Q1 2016 MD&A    Page 6

Royalties

Royalties are paid to various government entities and to land and mineral rights owners. Royalties are calculated based on gross revenues, or on operating netbacks less capital investment for specific heavy oil projects, and are generally expressed as a percentage of gross revenue. The actual royalty rates can vary for a number of reasons, including the commodity produced, royalty contract terms, commodity price level, royalty incentives and the area or jurisdiction. The following table summarizes our royalties and royalty rates for Q1/2016 and Q1/2015.

	Three Months Ended March 31
	2016			2015
($ thousands except for % and per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Royalties	$3,835	$30,747	$34,582	$13,419	$43,288	$56,707
Average royalty rate(1)	9.0%	28.4%	22.9%	10.9%	28.7%	20.7%
Royalty rate per boe	$1.21	$8.23	$5.02	$3.01	$11.71	$6.95

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for Q1/2016 of $34.6 million decreased 39%, or $22.1 million from Q1/2015, due to the decline in gross revenues. The overall royalty rate in Q1/2016 was 22.9% compared to 20.7% in Q1/2015. The royalty rate has increased as proportionately more of the Company's revenue and royalties are from the U.S. which has a higher royalty rate. Canadian royalties decreased to 9.0% of revenue for Q1/2016, compared to 10.9% of revenue in Q1/2015. Canadian crown royalty rates are partially based on price and with the lower commodity prices during Q1/2016 the Company experienced lower crown royalty rates compared to Q1/2015. The Q1/2016 U.S. royalty rate of 28.4% has remained consistent with the Q1/2015 rate of 28.7% and overall royalties have decreased with the decrease in gross revenues.

Operating Expenses

	Three Months Ended March 31
	2016			2015
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Operating expenses	$34,645	$35,035	$69,680	$60,574	$27,181	$87,755
Operating expenses per boe	$10.97	$9.38	$10.11	$13.57	$7.35	$10.75

(1)	Operating expenses related to the Eagle Ford assets include transportation expenses.

Operating expenses for Q1/2016 of $69.7 million decreased $18.1 million compared to Q1/2015. On a per boe basis, operating expenses for Q1/2016 decreased $0.64/boe to $10.11/boe, compared to $10.75/boe in Q1/2015. Operating expenses per boe have decreased with lower cost Eagle Ford assets comprising a larger percentage of our total production in Q1/2016 as compared to Q1/2015.

Canadian operating expenses of $34.6 million for Q1/2016 decreased $25.9 million compared to Q1/2015. The decrease is a result of lower production volumes and realized cost savings across all of our operations. On a per boe basis, Canadian operating expenses were $10.97/boe in Q1/2016 compared to $13.57/boe in Q1/2015 reflecting the cost savings initiatives during 2016 and the impact of shut-in volumes. As commodity prices improve and the higher cost shut-in volumes are restored, we expect Canadian operating expenses, on a per boe basis, to increase.

U.S. operating expenses were $35.0 million for Q1/2016, a $7.9 million increase compared to Q1/2015. In Q1/2016, the operator of the Eagle Ford property changed certain post-production processing arrangements which increased operating expenses and revenues in the U.S. by approximately $1.00/boe. Operating expenses in the U.S. also increased as the Canadian dollar was weaker against the U.S. dollar in Q1/2016 compared to Q1/2015.

Baytex Energy Corp.
Q1 2016 MD&A    Page 7

Transportation Expenses

Transportation expenses include the costs to move production from the field to the sales point. The largest component of transportation expenses relates to the trucking of heavy oil to pipeline and rail terminals. The following table compares our transportation expenses for Q1/2016 and Q1/2015.

	Three Months Ended March 31
	2016			2015
($ thousands except for per boe)	Canada	U.S.(1)	Total	Canada	U.S.(1)	Total
Transportation expenses	$6,775	$—	$6,775	$15,949	$—	$15,949
Transportation expense per boe	$2.14	$—	$0.98	$3.57	$—	$1.95
(1) Transportation expenses related to the Eagle Ford assets have been included in operating expenses.

Transportation expenses for Q1/2016 totaled $6.8 million ($0.98/boe), a decrease of 58%, or $9.2 million, compared to Q1/2015. The decrease is due to lower heavy oil volumes being transported to the sales point, decreased fuel costs and the increased use of lower cost internal trucking. On a per unit basis, costs have decreased as the volumes shut-in were subject to high transportation charges.

Blending Expenses

Blending expenses for Q1/2016 of $2.4 million have decreased $7.3 million or 76%, compared to Q1/2015. Consistent with the decrease in heavy oil blending revenue, blending expenses decreased due to a decrease in both the volume of blending diluent required and the price of blending diluent.

Financial Derivatives

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our funds from operations. Financial derivatives are managed at the corporate level and are not allocated between divisions. Contracts settled in the period result in realized gains or losses based on the market price compared to the contract price. Changes in the fair value of contracts are reported as unrealized gains or losses in the period as the forward markets for commodities and currencies fluctuate and as new contracts are executed. The following table summarizes the results of our financial derivative contracts for Q1/2016 and Q1/2015.

	Three Months Ended March 31
($ thousands)	2016	2015	Change
Realized financial derivatives gain (loss)
Crude oil	$41,492	$108,027	$(66,535)
Natural gas	3,134	5,728	(2,594)
Foreign currency	—	(11,921)	11,921
Total	$44,626	$101,834	$(57,208)
Unrealized financial derivatives gain (loss)
Crude oil	$(34,987)	$(69,579)	$34,592
Natural gas	4,864	(4,998)	9,862
Foreign currency	—	(15,456)	15,456
Interest and financing(1)	—	1,861	(1,861)
Total	$(30,123)	$(88,172)	$58,049
Total financial derivatives gain (loss)
Crude oil	$6,505	$38,448	$(31,943)
Natural gas	7,998	730	7,268
Foreign currency	—	(27,377)	27,377
Interest and financing	—	1,861	(1,861)
Total	$14,503	$13,662	$841

(1)	Unrealized interest and financing derivatives gain (loss) includes the change in fair value of the call options embedded in our long-term notes.

The realized financial derivatives gain of $44.6 million for Q1/2016, relate mainly to crude oil prices being at levels significantly below those set in our fixed price contracts.

The unrealized loss of $30.1 million for Q1/2016 is mainly due to the realization, or reversal, of previous unrealized gains recorded at December 31, 2015.

Baytex Energy Corp.
Q1 2016 MD&A    Page 8

A summary of the financial derivative contracts in place as at March 31, 2016 and the accounting treatment thereof are disclosed in note 15 to the consolidated financial statements.

Operating Netback

The following table summarizes our operating netback on a per boe basis for our Canadian and U.S. operations for the periods indicated:

	Three Months Ended March 31
	2016			2015
($ per boe except for volume)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	34,709	41,067	75,776	49,599	41,076	90,675
Operating netback:
Oil and natural gas revenues	$13.55	$29.02	$21.93	$27.50	$40.84	$33.54
Less:
Royalties	1.21	8.23	5.02	3.01	11.71	6.95
Operating expenses	10.97	9.38	10.11	13.57	7.35	10.75
Transportation expenses	2.14	—	0.98	3.57	—	1.95
Operating netback	$(0.77)	$11.41	$5.82	$7.35	$21.78	$13.89
Realized financial derivatives gain	—	—	6.47	—	—	12.48
Operating netback after financial derivatives	$(0.77)	$11.41	$12.29	$7.35	$21.78	$26.37

Exploration and Evaluation Expense

Exploration and evaluation expense includes the derecognition of exploration and evaluation assets and will vary period to period depending on the expiry of leases and assessment of our exploration programs and assets.

Exploration and evaluation expense decreased to $1.5 million for Q1/2016 from $2.4 million in Q1/2015. The decrease for Q1/2016 is due to lower expiries of undeveloped land.

Depletion and Depreciation

	Three Months Ended March 31
	2016			2015
($ thousands except for per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Depletion and depreciation(1)	$54,785	$86,139	$141,671	$75,117	$98,384	$174,127
Depletion and depreciation per boe	$17.35	$23.05	$20.55	$16.83	$26.61	$21.34

(1)	Total includes corporate depreciation.

Depletion and depreciation expense decreased by $32.5 million to $141.7 million for Q1/2016 from $174.1 million in Q1/2015. The depletion rate of $20.55/boe for Q1/2016 decreased from $21.34/boe in Q1/2015 as the Company recognized $755.6 million of impairments on oil and gas properties in 2015 which reduced the depletable base and the depletion rate for 2016.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2016	2015	Change
General and administrative expenses	$14,169	$17,055	(17)%
General and administrative expenses per boe	$2.05	$2.09	(2)%

General and administrative expenses for Q1/2016 decreased 17% to $14.2 million from $17.1 million in Q1/2015. The decrease is attributable to reductions in staffing levels to coincide with lower activity levels combined with a reduction in discretionary spending.

Baytex Energy Corp.
Q1 2016 MD&A    Page 9

Share-Based Compensation Expense

Compensation expense associated with the Share Award Incentive Plan is recognized in income (loss) over the vesting period of the share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Compensation expense related to the Share Award Incentive Plan decreased to $4.4 million for Q1/2016 from $8.0 million in Q1/2015. The decrease in share-based compensation expense during Q1/2016 is a result of the lower fair value of share awards granted.

Financing and Interest

Financing and interest include interest on bank loan and long-term notes and accretion on long-term notes and asset retirement obligations.

	Three Months Ended March 31
($ thousands except for %)	2016	2015	Change
Interest on bank loan	$3,611	$5,418	(33)%
Interest on long-term notes	23,200	21,997	5%
Accretion on long-term notes	580	377	54%
Accretion on asset retirement obligations	1,662	1,618	3%
Financing and interest	$29,053	$29,410	(1)%

Financing and interest decreased slightly to $29.1 million for Q1/2016, compared to $29.4 million in Q1/2015. Interest on bank loan of $3.6 million in Q1/2016 decreased from $5.4 million in Q1/2015 due to lower bank borrowings partially offset by a higher effective interest rate. Interest on long-term notes increased slightly to $23.2 million during Q1/2016 compared to $22.0 million in Q1/2015 as the Canadian dollar weakened during the period and approximately 81% of the long-term notes are denominated in U.S. dollars.

Foreign Exchange

Unrealized foreign exchange gains and losses are recognized with the change in the value of the long-term notes denominated in U.S. dollars. Realized foreign exchange gains and losses are due to day-to-day U.S. dollar denominated transactions occurring in the Canadian operations.

	Three Months Ended March 31
($ thousands except for % and exchange rates)	2016	2015	Change
Unrealized foreign exchange (gain) loss	$(86,801)	$101,316	(186)%
Realized foreign exchange (gain)	(542)	(4,261)	(87)%
Foreign exchange (gain) loss	$(87,343)	$97,055	(190)%
CAD/USD exchange rates:
At beginning of period	1.3840	1.1601
At end of period	1.2971	1.2683

The Company recorded unrealized foreign exchange gain of $86.8 million for Q1/2016. This gain related to our U.S. dollar denominated long-term notes that decreased $81.5 million during the quarter as a result of the Canadian dollar strengthening against the U.S. dollar at March 31, 2016 as compared to December 31, 2015. The realized foreign exchange gain for Q1/2016 was due to day-to-day U.S. dollar denominated transactions.

Income Taxes

	Three Months Ended March 31
($ thousands)	2016	2015	Change
Current income tax (recovery) expense	$(1,442)	$16,935	$(18,377)
Deferred income tax (recovery)	(48,122)	(41,682)	(6,440)
Total income tax (recovery)	$(49,564)	$(24,747)	$(24,817)

For Q1/2016, current income tax recovery of $1.4 million increased $18.4 million from an expense of $16.9 million for Q1/2015. The change primarily relates to a decrease in taxable income.

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The deferred income tax recovery of $48.1 million for Q1/2016 increased $6.4 million from $41.7 million for Q1/2015. The increase is primarily the result of a decrease in the amount of tax pool claims required to shelter the decreased taxable income.

In 2014, the Canada Revenue Agency (the "CRA”) advised Baytex that it was proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. Baytex has filed its 2014 and 2015 income tax returns on the same basis as the 2011 through 2013 tax returns, cumulatively claiming $591 million of non-capital losses. The Company believes that it is entitled to deduct the non-capital losses, that its tax filings to-date are correct, and has formally responded with a letter to the CRA indicating the same. At this time, the CRA has not issued a formal response to Baytex’s letter. The Company expects to continue to defend the position as filed.

Net Income (Loss) and Funds From Operations

Net income for Q1/2016 totaled $0.6 million ($0.00 per basic and diluted share) compared to net loss of $175.9 million ($1.04 per basic and diluted share) in Q1/2015. Funds from operations for Q1/2016 totaled $45.6 million ($0.22 per basic and diluted share) as compared to $160.2 million ($0.95 per basic and diluted share) in Q1/2015. The components of the change in net income (loss) and funds from operations from Q1/2015 to Q1/2016 are detailed in the following table:

($ thousands)	Net income (loss)	Funds from operations
Three Months Ended March 31, 2015	$(175,916)	$160,221
Decrease in
Operating netback	(73,098)	(73,098)
Realized financial derivatives gain	(57,208)	(57,208)
Unrealized financial derivatives loss	58,049	—
Depletion and depreciation	32,456	—
Current income tax expense	18,377	18,377
Other expenses(1)(2)	3,390	(2,647)
Increase in
Unrealized foreign exchange gain	188,117	—
Deferred income tax (recovery)	6,440	—
Three months ended March 31, 2016	$607	$45,645
(1) For funds from operations, other expenses include general and administrative expenses, interest on bank loan and long-term notes, realized foreign exchange loss and other expenses.
(2) For net income (loss), other expenses include exploration and evaluation expenses, general and administrative expenses, other expenses, share-based compensation, financing and interest costs, realized foreign exchange loss and gain on disposition.

Dividends

In Q1/2015, we declared monthly dividends of $0.10 per share for January to March totaling $0.30 per share. The Company paid $40.0 million in cash dividends in Q1/2015, and $10.5 million of dividends declared were settled by issuing 560,000 shares under the Company's dividend reinvestment plan. In response to the prolonged low price commodity environment and in an effort to preserve liquidity, Baytex suspended the monthly dividend effective September 2015.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of the foreign currency translation adjustment on U.S. net assets not recognized in profit or loss. The $158.7 million foreign currency translation loss for Q1/2016 is due to the strengthening of the Canadian dollar against the U.S. dollar at March 31, 2016 as compared to December 31, 2015.

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Capital Expenditures

Capital expenditures for Q1/2016 and Q1/2015 are summarized as follows:

	Three Months Ended March 31
	2016			2015
($ thousands except for # of wells drilled)	Canada	U.S.	Total	Canada	U.S.	Total
Land	$862	$—	$862	$3,456	$153	$3,609
Seismic	55	—	55	59	—	59
Drilling, completion and equipping	3,432	69,684	73,116	11,226	120,997	132,223
Facilities	506	7,146	7,652	6,531	5,007	11,538
Total exploration and development	$4,855	$76,830	$81,685	$21,272	$126,157	$147,429
Total acquisitions, net of divestitures	(9)	—	(9)	1,411	139	1,550
Total oil and natural gas expenditures	$4,846	$76,830	$81,676	$22,683	$126,296	$148,979
Wells drilled (net)	1.0	12.5	13.5	9.1	16.0	25.1

Capital spending was focused on our Eagle Ford assets with 94% of total capital being spent in the U.S. where we invested $76.8 million in Q1/2016, as compared to $126.2 million in Q1/2015. In Q1/2016, we drilled 12.5 net wells, completed 9.4 net wells and brought 10.2 net wells on stream in the Eagle Ford. We also participated in the construction of facilities resulting in $7.1 million of expenditures. Total costs in the Eagle Ford have continued to decrease with wells now being drilled, completed and equipped for approximately US$5.6 million as compared to US$8.2 million in 2014.

Activity in Canada was significantly reduced in Q1/2016 as we drilled 1.0 net well and spent $4.8 million, as compared to 9.1 net wells and $21.3 million in Q1/2015. Despite achieving cost reductions of approximately 20% in Canada during 2015, the prevailing commodity prices during Q1/2016 did not support additional drilling on our heavy oil assets in Peace River or Lloydminster.

LIQUIDITY, CAPITAL RESOURCES AND RISK MANAGEMENT

We regularly review our capital structure and liquidity sources to ensure that our capital resources will be sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations and our existing undrawn credit facilities will provide sufficient liquidity to sustain our operations and planned capital expenditures.

We regularly review our exposure to counterparties to ensure they have the financial capacity to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection.

The current commodity price environment has reduced our internally generated funds from operations. As a result, we have taken several steps to protect our liquidity, which included reducing our 2016 capital program by approximately 33% from our initial plans and working with our lending syndicate to secure our bank credit facilities. We have also shut-in low or negative margin production.

If the current commodity price environment continues, or if prices decline further, we may need to make additional changes to our capital program. A sustained low price environment could lead to a default of certain financial covenants, which could impact our ability to borrow under existing credit facilities or obtain new financing. It could also restrict our ability to pay future dividends or sell assets and may result in our debt becoming immediately due and payable. Should our internally generated funds from operations be insufficient to fund the capital expenditures required to maintain operations, we may draw additional funds from our current credit facilities or we may consider seeking additional capital in the form of debt or equity. There is also no certainty that any of the additional sources of capital would be available when required.

At March 31, 2016, net debt was $1,981.3 million, as compared to $2,049.9 million at December 31, 2015. The decrease at March 31, 2016 is primarily attributable to the decrease in our U.S. dollar denominated bank loan and long-term notes of $99 million due to the strengthening Canadian dollar. This was offset by a $34 million increase in credit facilities as capital expenditures exceeded funds from operations during the quarter.

Bank Loan

On March 31, 2016, we amended our credit facilities to provide us with increased financial flexibility. The amendments included reducing our credit facilities to US$575 million, granting our banking syndicate first priority security over our assets and restructuring our financial covenants. The amended revolving extendible secured credit facilities are comprised of a US$25 million operating loan, a US$350 million syndicated loan and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants as detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year term at any time). The agreement relating to the Revolving Facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material contracts - Credit agreements" on April 13, 2016).

The weighted average interest rate on the credit facilities for Q1/2016 was 3.5% as compared to 2.8% in Q1/2015.

Covenants

On March 31, 2016, we reached an agreement with the lending syndicate to restructure the financial covenants applicable to the Revolving Facilities. The following table summarizes the financial covenants contained in the amended credit agreement and our compliance therewith as at March 31, 2016.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at March 31, 2016	March 31, 2016 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.61:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.82:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior secured debt" is defined as the principal amount of our bank loan and other secured obligations identified in the credit agreement. As at March 31, 2016, our Senior Secured Debt totaled $303 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest costs, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration expenses, unrealized gains and losses on financial derivatives and foreign exchange and stock based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA is calculated based on a trailing twelve month basis and was $495 million for the twelve months ended March 31, 2016.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest excluding accretion on long-term notes and asset retirement obligations to trailing twelve month adjusted income. Financing and interest for the trailing twelve months ended March 31, 2016 was $103 million.

If we exceed or breach any of the covenants under the Revolving Facilities or our long-term notes, we may be required to repay, refinance or renegotiate the loan terms and may be restricted from paying dividends to our shareholders or taking on further debt.

Long-Term Notes

Baytex has five series of senior unsecured notes outstanding that total $1.54 billion as at March 31, 2016. The senior unsecured notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts our ability to raise additional debt beyond our existing credit facilities and long-term notes unless we maintain a minimum fixed charge coverage ratio (computed as the ratio of EBITDA to financing and interest costs) of 2.5:1.

On February 17, 2011, we issued US$150 million principal amount of senior unsecured notes bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These notes are redeemable at our option, in whole or in part, commencing on February 17, 2016 at specified redemption prices.

On July 19, 2012, we issued $300 million principal amount of senior unsecured notes bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These notes are redeemable at our option, in whole or in part, commencing on July 19, 2017 at specified redemption prices.

On June 6, 2014, we issued US$800 million of senior unsecured notes, comprised of US$400 million of 5.125% notes due June 1, 2021 (the "2021 Notes") and US$400 million of 5.625% notes due June 1, 2024 (the "2024 Notes"). The 2021 Notes and the 2024 Notes pay interest semi-annually and are redeemable at the Company's option, in whole or in part, commencing on June 1, 2017 (in the case of the 2021 Notes) and June 1, 2019 (in the case of the 2024 Notes) at specified redemption prices.

Pursuant to the acquisition of Aurora Oil & Gas Limited ("Aurora") on June 11, 2014, we assumed all of Aurora's existing senior unsecured notes and then purchased and cancelled approximately 98% of the outstanding notes. On February 27, 2015, we redeemed one tranche of the remaining Aurora notes at a price of US$8.3 million plus accrued interest. The remaining Aurora notes (US$6.4 million principal amount) are redeemable at our option, in whole or in part, commencing on April 1, 2016 at specified redemption prices.

Financial Instruments

As part of our normal operations, we are exposed to a number of financial risks, including liquidity risk, credit risk and market risk. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a loss. Credit risk is managed by entering into sales contracts with creditworthy entities and reviewing our exposure to individual entities on a regular basis. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated through a series of derivative contracts intended to reduce some of the volatility of our funds from operations.

A summary of the risk management contracts in place as at March 31, 2016 and the accounting treatment thereof is disclosed in note 15 to the consolidated financial statements.

Shareholders’ Capital

We are authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. The rights and terms of preferred shares are determined upon issuance. As at April 30, 2016, we had 210,714,772 common shares and no preferred shares issued and outstanding. During Q1/2016, we issued 106,000 shares pursuant to our share-based compensation program.

Contractual Obligations

We have a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of March 31, 2016 and the expected timing for funding these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$228,575	$228,575	$—	$—	$—
Bank loan(1) (2)	290,465	—	—	290,465	—
Long-term notes(2)	1,540,546	—	—	202,866	1,337,680
Interest on long-term notes	502,936	76,273	152,546	151,304	122,813
Operating leases	47,949	7,987	16,394	15,208	8,360
Processing agreements	50,004	9,010	9,521	9,043	22,430
Transportation agreements	68,211	13,193	23,107	21,903	10,008
Total	$2,728,686	$335,038	$201,568	$690,789	$1,501,291

(1)
The bank loan is covenant-based with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2019, with all amounts to be repaid on such date.

(2)	Principal amount of instruments.

We also have ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim well sites and facilities are undertaken regularly in accordance with applicable legislative requirements.

OFF BALANCE SHEET TRANSACTIONS

Baytex does not have any financial arrangements that are excluded from the consolidated financial statements as at March 31, 2016, nor are any such arrangements outstanding as of the date of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Baytex is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The certificate requires Baytex to disclose in the interim MD&A any weaknesses in or changes to Baytex's internal control over financial reporting during the period that may have materially affected, or are reasonably likely to materially affect, Baytex's internal controls over financial reporting. We confirm that no such weaknesses were identified in or changes were made to internal controls over financial reporting during the three months ended March 31, 2016.

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QUARTERLY FINANCIAL INFORMATION

	2016	2015				2014
($ thousands, except per common share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenues	153,598	229,361	265,898	342,792	283,384	465,917	634,400	475,973
Net income (loss)	607	(412,924)	(517,856)	(26,955)	(175,916)	(361,816)	144,369	36,799
Per common share - basic	0.00	(1.96)	(2.49)	(0.13)	(1.04)	(2.16)	0.87	0.27
Per common share - diluted	0.00	(1.96)	(2.49)	(0.13)	(1.04)	(2.16)	0.86	0.27

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our exploration and development capital budget for 2016; our belief that the amended credit facilities provide increased financial flexibility; crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our expectation for Canadian operating expenses for the remainder of 2016; our ability to reduce the volatility in our funds from operations by utilizing financial derivative contracts; the proposed reassessment of our tax filings by the Canada Revenue Agency; the potential taxes owing and reduction of non-capital losses if the reassessment by the Canada Revenue Agency is successful; our intention to defend the proposed reassessments if issued by the Canada Revenue Agency; our view of our tax filing position; the cost to drill, complete and equip a well in the Eagle Ford; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may not provide sufficient liquidity or may not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion

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and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.